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June 27, 2016

Katherine Wray, Esq.

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leidos Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
filed May 27, 2016
File No. 333-210796
Revised Preliminary Proxy Statement on Schedule 14A
filed June 2, 2016
File No. 001-33072

Dear Ms. Wray:

On behalf of Leidos Holdings, Inc. (“Leidos”) and in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Leidos’ Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on May 27, 2016, and Leidos’ Revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 2, 2016, as communicated in your letter dated June 14, 2016 (the “Comment Letter”), we are submitting this letter containing responses to the Comment Letter. The responses relating to Abacus Innovations Corporation (“Splitco”), Lockheed Martin Corporation (“Lockheed Martin”) and Citigroup Global Markets Inc. (“Citi”) have been provided to Leidos by Lockheed

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

Martin, Splitco and Citi and/or their respective counsel. For convenience of reference, we have repeated your comments in bold text followed by our responses. A second amendment to the Registration Statement (“Amendment No. 2”) has been filed via EDGAR on the date hereof. To the extent that comments to Leidos’ Amendment No. 2 to Registration Statement on Form S-4 are applicable to disclosure in the Leidos’ Revised Preliminary Proxy Statement on Schedule 14A, Leidos will revise the proxy statement accordingly in an amendment to be filed via EDGAR.

Explanatory Note

1.	In response to prior comment 1, you indicate that it is possible that Lockheed Martin may not determine the means by which it will distribute the shares of Splitco common stock until after the effective date of the registration statement, but your response to prior comment 10 suggests that the exchange ratio for the split-off will be included in the registration statement prior to effectiveness. Please explain how these responses are consistent, or otherwise advise.

The registration statement reflects Lockheed Martin’s current intention to structure the transaction as a split-off via an exchange offer followed by a clean-up spin-off (in the event that the exchange offer is not fully subscribed). Accordingly, our response to prior comment 10 presumed a split-off and therefore indicated that the percentage discount to Leidos’ common stock will be determined based on market conditions shortly before the registration statement becomes effective and will be included in the final amendment before effectiveness. As noted in our prior response to comment 1, Lockheed Martin has the right under the Separation Agreement to change the structure to a straight spin-off. If Lockheed Martin determines to change the structure to a straight spin-off after the exchange offer commences, Abacus will amend the registration statement by means of a post-effective amendment to reflect that decision.

Questions and Answers about this Exchange Offer and the Transactions

Questions and Answers about this Exchange Offer

Q: Will all shares of Lockheed Martin common stock that I tender be accepted in this exchange offer?, page 10

2.	We note your response to prior comment 3 and reissue the comment. Please revise to quantify the maximum number of shares of Lockheed

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

Martin common stock that may be acquired in the exchange offer. To the extent that the final exchange ratio could result in the exchange of all of the outstanding shares of Lockheed Martin common stock, the disclosure should be revised accordingly to reflect this information. Refer to Item 1004(a) of Regulation M-A and Rule 14e-1(b) of Regulation 14E.

As noted in our prior response to comment 3, the number of shares of Lockheed Martin common stock that will be acquired in the exchange offer will depend upon the final exchange ratio. Since Lockheed Martin has decided not to include a lower limit on the exchange ratio, the theoretical maximum number of shares of Lockheed Martin common stock that may be acquired in the exchange offer is all of the outstanding shares of Lockheed Martin common stock. The disclosure on pages 10, 22, 46 and 49 of Amendment No. 2 has been revised to reflect this maximum.

Unaudited Pro Form Combined Consolidated Financial Statements and Supplemental Combined Consolidated Statement of Income, page 93

3.	We note your response to prior comment 15. Please clarify the following factors:

•	Explain how you considered that the Lockheed Martin Shareholders could vote against the director candidates nominated for election, or to remove the entire board through their 50.5% majority voting interest. Clarify how a director is nominated for election and indicate whether the shareholders can nominate a director. Further, explain why the historical voting patterns for candidates to the Leidos board of directors is relevant considering the significant changes in shareholder composition and operations resulting from the merger. Indicate what your conclusion would be without this assumption. Clarify why you believe this assumption is valid while the combined company has changed along with the shareholder group. Also, explain how any overlapping shareholder interest impacted your analysis. Lastly, we note that in your response you state that the Leidos directors hold office only until the next annual meeting. Tell us how you considered whether control of the board is temporary and, therefore, may not be substantive.

The responses below to comment 3 provide additional information that Leidos considered in reaching its conclusion that Leidos is the accounting acquirer in the merger under ASC 805-10-55-13.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

Leidos directors are nominated for election by the board of directors, upon the recommendation of the Nominating and Corporate Governance Committee. Following the merger, the Leidos board of directors will be comprised of nine of the existing Leidos directors and three directors to be designated by Lockheed Martin (and appointed by Leidos if reasonably acceptable to Leidos). Additionally, in accordance with the Merger Agreement, Leidos expects that one of the three additional directors to be designated by Lockheed Martin will be appointed as a member of the Nominating and Corporate Governance Committee. That committee is currently comprised of three directors such that the majority of the committee will continue to be comprised of existing Leidos directors.

A stockholder or group of stockholders (up to 20) who have owned at least three percent of Leidos common stock for at least three years may submit director nominees, limited on an annual basis to the greater of (a) two or (b) 20% of the board seats, for inclusion in Leidos’ proxy statement if the nominating stockholder(s) satisfies the requirements specified in the bylaws. The process and requirements for stockholders to submit nominees for election as a director are more fully described in Leidos’ proxy statement beginning on page 165. As a result of the provisions of Leidos’ bylaws as outlined above, historic Lockheed Martin stockholders who first become Leidos stockholders in the merger will be precluded from submitting director nominees for inclusion in Leidos’ proxy statement for three years after the consummation of the merger. Any stockholder, including a Lockheed Martin stockholder, may nominate a person for election as a director without inclusion in the proxy statement by complying with the procedures set forth in Leidos’ bylaws.

Accordingly, for the reasons stated above and in our prior response, Leidos concluded that, even though the Lockheed Martin stockholders would have an approximately 50.5% voting interest in the aggregate, it is highly unlikely that those numerous, unaffiliated and diffused former Lockheed Martin stockholders would have a common interest in changing the composition of the Leidos board nor, should they have that interest, the ability to act, or likely would be successful in acting, in concert to prevent the election of nominees or to remove directors and therefore control the composition of the combined entity’s board of directors.

Further, while Leidos understands that historical voting patterns for candidates to the Leidos board of directors may vary in the future (including after the merger) and has not assumed such patterns will remain the same,

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

Leidos believes that the significant historical stockholder support for director nominees is a relevant data point that should be considered. Either a significant unanticipated change in historical Leidos stockholder voting patterns or a nearly equally significant countervailing opposition to director nominees by former Lockheed Martin stockholders would be necessary to affect the outcome of director elections given the de minimis differential in voting power between the Lockheed Martin stockholders and the Leidos stockholders. However, Leidos believes that a high degree of opposite sentiment between Leidos and Lockheed Martin stockholders with respect to director nominees is highly improbable, particularly in view of the significant overlap between current Leidos stockholders and Lockheed Martin stockholders. The most recent available data indicates that institutions holding approximately 50% of Leidos shares also hold Lockheed Martin shares, and vice versa. With this significant overlap, Leidos would not expect meaningful divergence in voting preferences between the two stockholder groups. Further, the interests of the Leidos stockholders and the Lockheed Martin stockholders who receive Leidos shares in the merger will be aligned as holders of the same class of securities who either voted to approve the share issuance necessary to consummate the transaction (for Leidos stockholders) or elected to receive Leidos shares in the exchange offer (for Lockheed Martin stockholders, if the exchange offer is initiated and consummated). Accordingly, insofar as future voting results for the election of directors may vary from historical patterns, Leidos does not believe that the Leidos stockholders and the Lockheed Martin stockholders would contribute disproportionately to any variance.

For the reasons stated above and in our prior response, Leidos does not consider the annual election of directors as a meaningful factor that reasonably could be expected to cause the composition of the Leidos board of directors to change such that control of the board is temporary.

•	The relative size of the combining entities. In this regard, based on the information disclosed on pages 33 and 34, it appears that the historical revenues, income from continuing operations attributable to the company, and assets of Splitco are larger than Leidos. We refer you to ASC 805-10-55-13.

Leidos has considered the provisions of ASC 805-10-55-13 in determining whether Leidos is the accounting acquirer in the merger and concluded that the relative size of the combining entities is not a determinative factor in the

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

analysis. More specifically, Leidos evaluated the combining entities’ current assets, total assets, total assets excluding goodwill, intangible assets and cash, revenue, EBITDA and net income and concluded that the size of Leidos is not significantly different from the size of the Splitco Business. Please refer to the table below for details.

	As of January 1, 2016			As of April 1, 2016
	Leidos	Splitco Business	Difference	Leidos	Splitco Business	Difference
Total assets	$3,370	$4,180	(19.2%)	3,391	4,111	(17.5%)
Less: Cash and cash equivalents	(656)	(39)		(609)	(39)
Less: Goodwill	(1,207)	(2,823)		(1,207)	(2,816)
Less: Intangible assets, net	(25)	(128)		(24)	(118)

Adjusted total assets	$1,482	$1,190	24.5%	$1,551	$1,138	36.3%

Current assets	$1,793	$1,067	68.0%	$1,803	$1,013	78.0%
Less: Cash and cash equivalents	(656)	(39)		(609)	(39)

Adjusted current assets	$1,137	$1,028	10.6%	$1,194	$974	22.6%

	For the 12 months ended January 1, 2016			For the three months ended April 1, 2016
	Leidos	Splitco Business	Difference	Leidos	Splitco Business	Difference
Revenue	$5,086	$5,626	(9.6%)	$1,312	$1,341	(2.2%)
Net income from continuing operations attributable to the company	$236	$309	(23.6%)	$49	$53	(7.5%)
Add: Income taxes	92	162		29	30
Add: Interest expense, net	54	—		11	—
Add: Depreciation and amortization	44	70		8	14

EBITDA	$426	$541	(21.3%)	$97	$97	0%

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

As shown in the table above, while the Splitco Business’ total assets at January 1, 2016 and April 1, 2016 exceeded Leidos’ total assets, the difference can be attributed largely to the amount of goodwill and intangible assets recognized, which is driven by a difference in the companies’ historical growth strategies (i.e., organic vs. through business combinations). Excluding goodwill, intangible assets and cash, Leidos’ total assets exceeded total assets of the Splitco Business at January 1, 2016 and April 1, 2016. Similarly, Leidos’ current assets, excluding cash, exceeded those of the Splitco Business at January 1, 2016 and April 1, 2016. Cash was excluded in the analysis of the relative size of the combining entities due to the fact that the financial statements of businesses which have been “carved out” from a parent company often do not include large cash balances as these are not specifically attributable to the carved out business and, therefore, a comparison of assets and current assets excluding cash provides a more meaningful basis for analyzing the relative size of Leidos and the Splitco Business.

With respect to revenue, EBITDA and net income, the Splitco Business historically has reported amounts which are higher than those reported by Leidos. However, the differences between the two companies across all metrics have decreased in Q1 2016. Further, as indicated on pages 140 and 141 of the registration statement, Leidos expects its revenues and EBITDA to exceed those of the Splitco Business beginning in 2016, with the trend continuing in 2017 and beyond.

Based on the information outlined above, Leidos concluded that neither of the combining entities is significantly larger than the other. Accordingly, Leidos believes that the guidance in ASC 805-10-55-13 is not conclusive with respect to the determination of the accounting acquirer in the merger and would not outweigh other factors considered in the analysis and described in our previous response.

•	Any premium over the pre-combination fair value of the equity interest of the combining entity. We note in your response you state that because the common stock of Splitco is not publicly traded, Leidos believes that the determination of whether Leidos paid a premium over the pre-combination fair value of the equity interests of Splitco is inherently less objective, and you did not perform a calculation of any premium over the pre-combination fair value of the equity interest of the combining entity. Please clarify the dollar value of the Lockheed Martin common stock that will be exchanged in the offering and the dollar value of the Splitco common stock that will be received in exchange for these shares, based on current circumstances, and how your took any difference into consideration.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

In response to the Staff’s request for clarification, Leidos notes that the dollar value of the Splitco common stock that will be received in the exchange offer cannot be determined because Splitco has no publicly traded securities, and therefore it also is not possible to calculate a premium. The number of shares of Splitco common stock that will be offered in the exchange offer and converted into the right to receive one share of Leidos common stock was fixed at signing pursuant to the terms of the merger agreement. The number of shares of Splitco common stock to be offered in the exchange offer and converted in the merger is not affected by the terms of the exchange offer, which will be established independently by Lockheed Martin. It is the absence of a publicly traded market for Splitco traded securities that necessitates deriving the value of Splitco common stock from the value of Leidos common stock for purposes of determining the number of shares of Splitco common stock to be received in exchange for each share of Lockheed Martin common stock in the exchange offer. Accordingly, Leidos believes that this factor is not relevant in determining which party is the accounting acquirer.

In further response to the Staff’s question, however, Leidos notes that the exchange offer between Lockheed Martin and Splitco is unrelated to the standalone valuation of Splitco. In this regard, assuming that the exchange offer were conducted with no discount and no upper limit in effect, each Lockheed Martin stockholder participating in the exchange offer would receive $1 of Splitco common stock in exchange for each $1 of Lockheed Martin common stock, with each share of Splitco common stock being valued equivalent to one share of Leidos common stock, less the amount of the special dividend. Further, assuming that Lockheed Martin common stock is trading at $240 and Leidos is trading at $53.64 (ex-dividend – $40 per share), then for each share of Lockheed Martin common stock exchanged, a stockholder would receive six shares of Splitco. Leidos notes that a discount is often used to incentivize stockholders to participate in the exchange offer (similar to a discount in an initial public offering) and would be set by Lockheed Martin in its sole discretion. The terms of the exchange offer, including any discount, are independent of the agreed upon transaction between Leidos and Lockheed Martin. Accordingly, Leidos did not take into account any potential discount in the exchange offer because such a discount would have no bearing on the pre-combination fair value of Splitco equity in determining which entity is the accounting acquirer.

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements and the Unaudited Supplemental Combined Financial Statements

Note 6: Reclassifications, page 103

4.	We note your response to prior comment 18. Please clarify whether these types of costs are also directly or indirectly reimbursable through the pricing of Leidos contracts. If so, clarify why Leidos does not also consider these types of costs applicable to revenue pursuant to Regulation S-X 5.03(b)2 and why they are not classified as cost of sales. If there are differences in the types of costs that are reimbursable under Leidos contracts and Splitco contracts, tell us if you considered having different accounting policies depending on these factors.

Leidos classifies indirect costs incurred within or allocated to its U.S. Government customers as overhead (included in cost of revenues) or general and administrative expenses in the same manner as such costs are defined in Leidos’ disclosure statements under U.S. Government Cost Accounting Standards. Selling, general and administrative expenses include general and administrative, bid and proposal and internal research and development expenses. The majority of these selling, general and administrative expenses are directly or indirectly reimbursable through the pricing of Leidos’ contracts with the U.S. Government, while others are either specifically unallowable under U.S. Government Cost Accounting Standards or are related to commercial contracts. Based on currently available information, Leidos believes that there are no material differences in the types of costs that are reimbursable under Leidos contracts and Splitco contracts that would warrant different accounting policies subsequent to the transaction.

Leidos has considered the provisions of Regulation S-X 5.03(b)2 and believes that its policy is in compliance with this guidance, given the nature of the expenses and that such expenses would be incurred even in the absence of U.S. Government contracts under which such costs are reimbursable. Leidos respectfully advises the Staff that there is diversity in the industry in which it operates with respect to the presentation of such costs as cost of sales or selling, general and administrative expenses.

Opinion of Leidos’ Financial Advisor, page 134

Katherine Wray, Esq.

U.S. Securities and Exchange Commission

June 27, 2016

5.	We note the disclosure added at the bottom of page 136 in response to prior comment 25 regarding why Leidos’ financial advisor did not believe an analysis of comparable transactions was warranted in preparing its fairness opinion. Please explain how Citi concluded that other transactions were not sufficiently comparable to your proposed transaction because the “implied transaction multiples derived from such other transactions generally are less reflective of the relative values of the companies or business involved in such transactions, which was the focus of Citi’s analysis.”

In response to the Staff’s comment, the disclosure on page 136 of Amendment No. 2 to the registration statement has been modified and a corresponding change has been made to Leidos’ amended Preliminary Proxy Statement.

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (302) 651-3000 or Vincent A. Maffeo of Leidos Holdings, Inc. at (571) 526-6000.

Very truly yours,
/s/ Robert B. Pincus
Robert B. Pincus
Partner
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jan Woo, Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant
Roger A. Krone, Leidos Holdings, Inc.
Vincent A. Maffeo, Leidos Holdings, Inc.